                                UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION

                                           Commission File No.: 333-40954

                                           CUSIP No.: 141836-10-6

                                   FORM 12b-25

                            NOTIFICATION OF LATE FILING

FORM 10-QSB FOR THE PERIOD ENDING March 31, 2003

PART I - REGISTRANT INFORMATION

Caribbean Clubs International, Inc.

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Full Name of Registrant

405 Park Avenue, 10th Floor, New York, New York  100222

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Address of Principal Executive Offices

Kinship Systems, Inc.

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Former name if changed from last report

PART II - Rule 12b-25(b) and (c)

If the subject report can not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(c), the following should be completed. (Check box if appropriate)

       <(a) The reasons described in reasonable detail in Part III of this Form

       <    could not be eliminated without unreasonable effort or expense:

 [x]   <(b) The subject annual report will be filed on or before the 5th

       <    calendar day following the prescribed due date: and

       <(c) The accountant’s statement or other exhibit required by

       <    Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Due to events unforeseen by the Company, it is unable to complete its Form 10-QSB for the period ended March 31, 2003 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Fred W. Jackson, Jr. (212)-421-1400

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(Name)       (Area Code and telephone number)

(2) Have all other reports required to be filed under Section 13 or

15(d) of the Securities Exchange Act of 1934 or Section 30 of the

Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

                                          [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X] Yes   [ ] No

During November 2002, the Company acquired all of the issued and outstanding shares of capital stock of Caribbean Clubs International, Inc. in a reverse acquisition transaction. Therefore, the current results of operations will be significantly different from the results of operations for the comparable period in 2002

CARIBBEAN CLUBS INTERNATIONAL, INC.

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(Name of Registrant as specified in charter)

May 15, 2003                         /s/ Fred W. Jackson, Jr.

                                       Fred W. Jackson, Jr.

                                       President